November 3, 2020

Re:	AC Immune SA Registration Statement on Form F-3 Filed on October 23, 2020 Registration No. 333-249655

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on November 5, 2020 or as soon thereafter as is practicable.

Sincerely,

AC Immune SA

By:	/s/Andrea Pfeifer
Name: Andrea Pfeifer
Title: Chief Executive Officer

By:	/s/Joerg Hornstein
Name: Joerg Hornstein
Title: Chief Financial Officer

Via EDGAR